UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of Issuer:
CRICCLUBS INC

Legal status of Issuer:

   Form:
   Corporation

   Jurisdiction of Incorporation/Organization:
   Delaware

   Date of Organization:
   01/08/2020

Physical Address of Issuer:
342 N WATER ST MILWAUKEE, WI 53202

Website of Issuer:
www.cricclubs.com

Current Number of Employees:
2

Reason for Termination of Reports:
The Issuer has filed annual reports for at least three most recent years in compliance with Rule 202 and has assets that do not exceed $10,000,000 as of the most recent fiscal year-end.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CRICCLUBS INC
(Issuer)

By:
/s/ GANESH NALLAPAREDDY
(Signature)

GANESH NALLAPAREDDY
(Name)

Chief Executive Officer (Principal Executive Officer), Director
(Title)

08/29/2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ganesh Nallapareddy
(Signature)

GANESH NALLAPAREDDY
(Name)

Chief Executive Officer (Principal Executive Officer), Director/Board Member (1 of 2)
(Title)

08/29/2025
(Date)

/s/ Viswesswara Kottapalli
(Signature)

VISWESSWARA KOTTAPALLI
(Name)

President, Director/Board Member (1 of 2)
(Title)

08/29/2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.